SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 7)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                                (Amendment No. 9)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
---------------------------------------------------------------------


     This Amendment No. 7 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 10. Additional Information.

     Item 10(f) is hereby amended and supplemented by adding the following paragraph:

     At an extraordinary general meeting of NCL's shareholders held in Oslo on February 4, 2000, six nominees of Star were elected as the Board of Directors of NCL.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2000



                                                     ARRASAS LIMITED


                                                     By:    /s/ Gerard Lim
                                                            --------------
                                                            Name:  Gerard Lim
                                                            Title: Director


                                                     STAR CRUISES PLC


                                                     By:    /s/ Lim Kok Thay
                                                            ----------------
                                                            Name:  Lim Kok Thay
                                                            Title: Director